The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION         April 3, 2008


                       Pricing Supplement dated April [ ], 2008
          to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

     [RBC LOGO]       Royal Bank of Canada
                      Principal Protected Barrier Notes Linked to the S&P 500(R)
                      Index, due April 30, 2010




     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Assets described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008, describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Interest rate
(coupon):                     We will not pay you interest during the term of
                              the notes.

Principal Protection:         100%

Reference Asset:              Standard & Poor's 500(R) Index (the "S&P 500(R)
                              Index")

Incorporated risk             The notes are subject to the risks set forth under
factors:                      the heading "General Risks" in the product
                              prospectus supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks
                              Specific To Notes Linked To The Performance Of An
                              Equity Security, An Equity Index Or A Basket Of
                              Equity Securities Or Equity Indices." As the return on the notes is capped (i.e., subject to a barrier), see also the risks described in the product prospectus supplement on page PS-11 in the section entitled "Risks Specific To Notes Which
                              Are Capped, Callable Or Redeemable."

Initial Valuation
Date:                         April 25, 2008

Issue date:                   April 30, 2008

Maturity date:                April 30, 2010

Reference Asset               The Reference Asset Performance of the Notes is
Performance:                  calculated using the bullish formula described in
                              the product prospectus supplement.

Payment at Maturity:          If, (a) on any trading day during the term of the
                              note, the Underlying Reference Asset has closed above the Upper Barrier, or (b) at maturity, the Final Reference Level is less than or equal to the Initial Reference Level, then the investor will receive, at maturity, the original amount invested
                              (the "Principal Amount") only.

                              If, at maturity, the Final Reference Level is greater than the Initial Reference Level, and, during the term of the note, the Underlying Reference Asset has never closed above the Upper Barrier, then, at maturity, the investor will receive:

                              Principal Amount + (Principal Amount x Reference Asset Performance)

Participation Rate:           100%, subject to the barrier described herein.

Initial Reference             The level of the Reference Asset on the Initial
Level:                        Valuation Date.

Upper Barrier:                124% multiplied by the Initial Reference Level.

Special features of           The Notes are subject to an Upper Barrier, which
the notes:                    is 124% multiplied by the Initial Reference Level.
                              The return on the notes is therefore capped at 124% multiplied by the Principal Amount. If, during the term of the Notes, the closing level of the Reference Asset is greater than the Upper
                              Barrier, then, at maturity, the investor will not receive any interest on the note but, rather, receive only the principal amount invested. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment            We intend to treat the notes as subject to the
                              special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call
                              RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain
                              Income Tax Consequences" in the accompanying prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                       $1,000 (except for certain non-U.S. investors for
Investment:                   whom the minimum investment will be higher)

Denomination:                 $1,000 (except for certain non-U.S. investors for
                              whom the denomination will be higher)

Final Valuation Date:         April 27, 2010, subject to extension for market
                              and other disruptions.

Determination of              The Final Reference Level of the Reference Asset
Final Reference               on any trading day will equal the official closing
Level:                        level of the S&P 500(R) Index or any successor
                              index thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final Reference Level for the Reference Asset will be based on an alternate calculation of the S&P 500(R) Index described under "Unavailability of the Reference Price on a Valuation Date -- Reference Asset Consisting of an
                              Equity Securities Index" in the product prospectus supplement.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                     U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                        78008E7C5

Calculation agent:            The Bank of New York.

Terms Incorporated            All of the terms appearing above the item
In the Master Note:           captioned "Listing" on the cover page of this
                              pricing supplement and the terms appearing under the caption "Additional Terms of the Principal
                              Protected Notes" in the product prospectus supplement dated January 7, 2008, with respect to principal protected notes.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.


                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $15.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $55.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                             ADDITIONAL RISK FACTORS

Market Risk

Amounts payable on the Notes will depend on (i) the Reference Asset Performance and (ii) whether the level of the Reference Asset has closed above the Upper Barrier at any time during the term of the Notes. As a result, the market value of the Notes at any time during the term of the Notes will depend on the factors outlined in the "General Risks" section of the product prospectus supplement and in particular, on (i) the then current Reference Asset level, (ii) the expected volatility of the Reference Asset and (iii) the historical performance of the Reference Asset from the beginning of the Issuance Date. AT MATURITY, YOU WILL ONLY RECEIVE YOUR PRINCIPAL AMOUNT INVESTED IF THE REFERENCE ASSET LEVEL CLOSED ABOVE THE UPPER BARRIER ON ANY DATE PRIOR TO OR ON THE FINAL VALUATION DATE.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907002242/
     f101871424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns


The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, an Upper Barrier equivalent to 124% of the Initial Index Level and that no extraordinary event has occurred.

Example 1--         Calculation of the payment at maturity where the Underlying
                    Index is greater than its Initial Index Level but less than the Upper Barrier, and at no time has the Underlying Index closed above the Upper Barrier.
                    Percentage Change:         15%
                    Payment at Maturity        $10,000 + ($10,000 x 15%) =
                                               $10,000 + $1,500 = $11,500
                    On a $10,000 investment, a 15% percentage change results in a payment at maturity of $11,500, a 15% return on the Notes.

Example 2--         Calculation of the payment at maturity where the Underlying
                    Index has, during the term of the note, closed above the
                    Upper Barrier.
                    Percentage Change:         21%
                    Payment at Maturity        $10,000 + ($10,000 x 21%) =
                                               $10,000 + $2,100 = $12,100; but
                                               because, during the term of the
                                               Note, the Underlying Index closed
                                               above the Upper Barrier, the
                                               Payment at Maturity will be
                                               limited to the Principal Amount.
                    On a $10,000 investment, when the Barrier has been crossed, a 21% percentage change results in a payment at maturity of $10,000, a 0% return on the Notes.

Example 3--         Calculation of the payment at maturity where the Percentage
                    Change is negative.
                    Percentage Change:         -2%
                    Payment at Maturity        $10,000 + ($10,000 x -2%) =
                                               $10,000 -$200 = $9,800; but the
                                               Payment at Maturity cannot be
                                               less than zero, therefore, the
                                               Payment at Maturity will be equal
                                               to the Principal Amount.
                    On a $10,000 investment, a -2% percentage change results in a payment at maturity of $10,000, a 0% return on the Notes.



                             Historical Information


The graphs below set forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing level of the Reference Asset. The information provided in this table is for the second, third and fourth calendar quarters of 2004, the four calendar quarters of 2005, 2006, 2007, the first quarter of 2008, as well as for the period from April 1, 2008 April 2, 2008.

We obtained the information regarding the historical performance of the Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day            Closing Level of
   Period-Start          Period-End            Level of the            Level of the              the Reference
      Date                  Date              Reference Asset         Reference Asset               Asset
      ----                  ----              ---------------         ---------------               -----
     4/1/2004             6/30/2004               1150.57                 1076.32                  1140.84
     7/1/2004             9/30/2004               1140.84                 1060.72                  1114.58
    10/1/2004            12/31/2004               1217.33                 1090.19                  1211.92

     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                  132.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.10                  1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.70
     4/1/2008              4/2/2008               1377.95                 1326.41                  1367.53


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset closes above the Upper Barrier on any date during the term of the note, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the final Reference Asset level closes between the Upper Barrier and Initial Reference Level on the Final Valuation Date. The notes are intended to be held to maturity.

The upper barrier limits your potential return. The appreciation potential of the Notes is limited to the Upper Barrier of 124%, regardless of the performance of the Reference Asset. In fact, if the Reference Asset performs so well that it closes at a level above the Upper Barrier on any day prior to and including the Final Valuation Date, you will receive only the principal amount of your Notes at maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the price of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.


                        Supplemental Plan of Distribution


     We expect that delivery of the Notes will be made against payment for the Notes on or about April 30, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                        Principal Protected Barrier Notes
               Linked to the S&P 500(R) Index, due April 30, 2010





                                  April , 2008